Exhibit 99.1

Merus Labs Reports Q3 2015 Results

-  Net revenues of $9.5 million, an increase of 32% over Q3/14
-  Adjusted EBITDA of $6.4 million, an increase of 65% over Q3/14
-  Company reaffirms full-year outlook and robust pipeline
-  Conference call at 8:30am ET August 11, 2015

TORONTO, Aug. 10, 2015 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] today announced its financial results for its third quarter of fiscal year 2015.

"Our in-market prescription trends are tracking as expected for Emselex and Sintrom. However, two major factors impacted the lower than expected Q3/15 financial results; 1) foreign exchange fluctuations and 2) wholesaler inventory level adjustments," stated Barry Fishman, Chief Executive Officer.

For the three months ended June 30, 2015, the Company incurred a net loss of $1,606,340 compared to a net loss of $171,666 for the three months ended June 30, 2014. Revenues for the third quarter of fiscal 2015 were $9,505,483, earnings before interest, taxes, depreciation and amortization ("EBITDA") was $5,837,103 and adjusted EBITDA which adds back non-cash share based compensation expense, foreign exchange and investment expenses was $6,355,023. For the same period last year, revenues, EBITDA, and adjusted EBITDA were $7,184,909, $3,763,487 and $3,857,672, respectively.

"While we had a challenging third quarter, adjusted EBITDA, without factoring in new acquisitions, is expected to be in the low-mid $30M range for both fiscal 2015 and 2016," commented Mr. Fishman.

Revenues attributable to Enablex for the three months ended June 30, 2015 were $4,949,292, compared to $6,431,205 for the three months ended June 30, 2014.  Revenues for Enablex were lower in the current period compared to the same period last year due primarily to inventory normalization in Germany with respect to a new distributor.  Shipments into Germany over the second and third quarter combined were in line with expectations but the loading in the second quarter led to much lower orders for Enablex in Q3.  As a result, Enablex revenues last quarter exceeded expectations while revenues in the current quarter were considerably lower.   There have been no unexpected changes in market demand, however, as revenue is recorded as the product is shipped to the wholesale channels, reported revenue can fluctuate.  Going forward the Company expects to see a more even revenue pattern as inventories stabilize and orders shipped to the distributor should more closely follow market demand.

Revenues from Sintrom during the three months ended June 30, 2015 were $2,802,184.  During the current period, the Company recorded Sintrom revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses, subject to a transition arrangement whereby Novartis continues to provide certain sales and distribution functions while the parties work through the process of transferring the necessary marketing authorizations.  Had the Company recorded Sintrom on a gross basis, revenues and cost of goods would have been higher by $3,873,014.  Foreign exchange, particularly the strength of the US dollar against the Euro, continues to have a significant effect on Sintrom margins.  As product is purchased in US dollars, the considerable appreciation in the last six months has lead to lower margins and, since results are reported on a net basis, lower revenues.

Revenues from Salagen during the three months ended June 30, 2015 were $648,523. Revenues from Estraderm during the three months ended June 30, 2015 were $198,625. As both products were acquired during the third quarter, these amounts represent earnings from May 22, 2015, the date of acquisition, through June 30, 2015. Similar to Sintrom, during the current period, the Company recorded Salagen and Estraderm revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and selling expenses.  Had the Company recorded Salagen on a gross basis, revenues and cost of goods would have been higher by $160,564.  Had the Company recorded Estraderm on a gross basis, revenues and cost of goods would have been higher by $136,841.

Revenues attributable to Vancocin were $906,859 for the three months ended June 30, 2015, compared to $753,704 for the three months ended June 30, 2014.  The higher revenue from this product in the current fiscal year was primarily due to a true-up of the returns provision in the prior year quarter.

The Company continues to evaluate a number of opportunities to expand its portfolio.  Mr. Fishman added "our acquisition pipeline remains robust with over a dozen products in active discussions with combined annual EBITDA over $150M. We continue building momentum, evaluating both proprietary and auction process acquisitions of various sizes."

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

The Company will hold a conference call tomorrow, Tuesday, August 11th at 8:30am ET to discuss the third quarter fiscal 2015 results.  The conference call can be accessed by dialing (888) 241-0551 and entering conference ID 9313773.  International participants may dial (647) 427-3415.  A replay of the call will be available at this number for those not able to attend live.  The live call and archive may also be accessed via webcast at https://engage.vevent.com/rt/meruslabs_ao~081115.

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets.

Non-IFRS Financial Measures

The terms "EBITDA" and "adjusted EBITDA" are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes EBITDA and adjusted EBITDA are important measurements that allow it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA and adjusted EBITDA used by other issuers. See the Company's First Quarter 2015 MD&A for a reconciliation of these measures to loss from continuing operations (the nearest IFRS measure).

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United Sates Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations.  Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the 2014 MD&A and the Company's annual reports for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

CIK: 0001031516

For further information: Merus Labs International Inc., Tel: (416) 593-3725, Or contact investor relations at: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 19:00e 10-AUG-15